Exhibit 7.1

Santander UK Group Holdings plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended June 30	Year ended December 31
	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Profit on continuing operations before tax	1,063	1,914	1,342	1,399	1,109
Fixed charges: interest expense (B) (1)	449	1,076	1,146	1,291	1,549
Preference security dividend requirements of consolidated subsidiaries	(18)	(30)	(23)	(40)	(57)
Earnings before taxes and fixed charges (A)	1,494	2,960	2,465	2,650	2,601

Ratio of earnings to fixed charges (A/B)	333	275	215	205	168

(ii) Including interest on retail deposits

	Six months ended June 30	Year ended December 31
	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Profit on continuing operations before tax	1,063	1,914	1,342	1,399	1,109
Fixed charges: interest expense (B) (1)	1,055	2,885	3,120	3,363	4,207
Preference security dividend requirements of consolidated subsidiaries	(18)	(30)	(23)	(40)	(57)
Earnings before taxes and fixed charges (A)	2,100	4,769	4,439	4,722	5,259

Ratio of earnings to fixed charges (A/B)	199	165	142	140	125

Note

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.